Sub-item 77I - Terms of new or amended securities
Legg Mason Partners Income Trust




LEGG MASON PARTNERS INCOME TRUST
LEGG MASON WESTERN ASSET MASSACHUSETTS
MUNICIPALS FUND

Prior to September 18, 2009, LMPFA voluntarily agreed to waive management fees and/or reimburse expenses at a rate necessary to limit total annual operating expenses for Class A shares to 0.75% of average net assets. The manager had also voluntarily agreed to waive management fees and/or reimburse expenses for Class B, Class C and Class I shares at the same rate as it waived fees and/or reimbursed expense for Class
A. The voluntary fee waivers and reimbursement did not cover brokerage, taxes, interest and extraordinary expenses.
As a result of an expense limitation, effective September 18, 2009 through December 31, 2011, the ratio of expenses, other than brokerage, interest, taxes and extraordinary expenses to average net assets of Class A, Class B, Class C and Class I shares will not exceed 0.75%, 1.25%, 1.30% and 0.60%, respectively. These expense limitations cannot be terminated prior to December 31, 2011 without the Board of Trustees' consent. The manager is permitted to recapture amounts previously voluntarily foregone or reimbursed to the fund during the same fiscal year if the Fund's total annual operating expense ratio has fallen to a level below an expense limitation ("expense cap"). In no case will the manager recapture any amount that would result, on any particular business day of the Fund, in the Fund's total annual operating expense ratio exceeding the expense cap.